Exhibit 99.1

ICI COMPLETES $1BILLION DEBT ISSUE

A subsidiary of Imperial Chemical Industries PLC, ICI Wilmington Inc., has issued US $500 million 4.375% guaranteed notes due 2008 and US$ 500 million 5.625% guaranteed notes due 2013. The notes are guaranteed as to payment of principal and interest by ICI. ICI intends to use the net proceeds from the issue for the repayment of short-term borrowings and current instalments of long-term debt.

Lead managers for the issue were Barclays Capital, Citigroup and UBS Investment Bank.

The terms of the notes are described in a prospectus supplement filed with the US Securities and Exchange Commission. ICI files its annual report on Form 20-F and other information with the US Securities and Exchange Commission. Copies of ICI’s annual report on Form 20-F for the year ended December 31, 2002 and its interim results for the 9 month period ended September 30, 2003 may be obtained on the website maintained by the US Securities and Exchange Commission.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities. The notes are being offered only by means of a prospectus.

Ends